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SEC FILE NUMBER
8-38211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RMN Securities, Inc. d/b/a Senate Securities

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

108 North Front Street
(No. and Street)

Kingston (City) NY (State) 12401 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Netter (Name) 845-339-7310 (Area Code – Telephone Number) richard.netter@senatesecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jerome Davies, CPA P.C.
(Name – if individual, state last, first, and middle name)

3605 Sandy Plains Road Suite (Address) Marietta (City) GA (State) 30066 (Zip Code)

04/25/2017 (Date of Registration with PCAOB)(if applicable) 6363 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Richard Netter</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>RMN Securities, Inc. d/b/a Senate Securities</u>, as of <u>December 31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Richard Netter_

Title:
President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RMN Securities, Inc.
d/b/a Senate Securities

Financial Statements and Supplemental Information

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements
- Statement of Financial Condition
- Statement of Operations
- Statement of Changes in Stockholder's Equity
- Statement of Cash Flows
- Notes to Financial Statements

Supplemental Information

- Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

- Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3

Report of Independent Registered Public Accounting Firm on Exemption Report

Exemption Report



JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
RMN Securities, Inc. d/b/a Senate Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RMN Securities, Inc. d/b/a Senate Securities (the Company) as of December 31, 2025, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RMN Securities, Inc. d/b/a Senate Securities as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

Jerome Davies, CPA, P.C.

Marietta, Georgia
April 10, 2026

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash	$ 32,066
Deposits with clearing broker	12,282
Due from clearing broker	2,365
Accounts receivable	7,647
Prepaid expense	1,938
Security deposit	1,900
Total assets	$ 58,198

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 2,500
Commissions payable, officer	9,000
Total liabilities	11,500

Stockholder's equity

Capital stock (no par value, 200 shares authorized, issued and outstanding) and additional paid in capital	19,754
Retained earnings	26,944
Total stockholder's equity	46,698
Total liabilities and stockholder's equity	$ 58,198

See accompanying notes to financial statements.

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF OPERATIONS
Year ended December 31, 2025

Revenue	
Brokerage commissions	$ 29,491
Distribution fees	106,702
Interest income	202
Total revenue	136,395
Expenses	
Compensation	51,000
Clearing expense	30,000
Professional fees	15,419
Occupancy	12,980
Communication and technology	4,002
Other expenses	20,405
Total expenses	133,806
Net income	$ 2,589

See accompanying notes to financial statements.

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2025

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balance, January 1, 2025	200	$ 19,754	$ 31,688	$ 51,442
Distributions	-	-	(7,333)	(7,333)
Net income	-	-	2,589	2,589
Balance, December 31, 2025	200	$ 19,754	$ 26,944	$ 46,698

See accompanying notes to financial statements.

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF CASH FLOWS
Year ended December 31, 2025

Cash flows from operating activities	
Net income	$ 2,589
Adjustments to reconcile net income to net cash provided by operating activities	
Change in operating assets and liabilities	
Deposit with clearing broker	(77)
Due from clearing broker	1,628
Accounts receivable	5,179
Prepaid expense	(980)
Accounts payable and accrued expenses	(5,878)
Commissions payable, officer	2,445
Net cash provided by operating activities	4,906
Cash flows from financing activities	
Distributions	(7,333)
Net cash used in financing activities	(7,333)
Net decrease in cash	(2,427)
Cash, beginning of year	34,493
Cash, end of year	$ 32,066
Supplemental disclosure of cash flows information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See accompanying notes to financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

RMN Securities, Inc. d/b/a Senate Securities (the "Company") was incorporated under the laws of the state of New York on September 16, 1988.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company is an introducing broker-dealer, who clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker dealer. The clearing broker-dealer maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Separately, based on the way the Company operates a portion of the client mutual fund business via application-way, the Company relies on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, hence the Company does not claim an exemption from SEA Rule 15c3-3 for these services rendered.

Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of commission-based brokerage services, and the sale and distribution of mutual funds. The Company is a solely owned and operated entity, for which the owner (and President) is the chief operating decision maker ("CODM"). The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Cash

Cash consists of amounts on deposit with banks, and amounts deposited with the clearing broker-dealer that are not segregated and deposited for regulatory purposes

Accounts receivable

Accounts receivable are trade receivables from the sale and distribution of mutual funds and are non-interesting-bearing, and uncollateralized. The Company regularly reviews accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on analysis of the Company's collection experience, customer credit worthiness, and current

economic trends. Based on managements review of accounts receivable, no allowance for credit losses is considered necessary as of December 31, 2025

Income taxes

The Company, with the consent of its stockholder, has elected under the provisions of Sub-Chapter "S" of the Internal Revenue Code to be an S Corporation. In lieu of Federal and State corporate income taxes, the stockholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Accordingly, the financial statements reflect no provision or liability for Federal or State income taxes. The Company has evaluated its tax positions and has concluded that there are no uncertain tax positions that required adjustment to or disclosure in the financial statements. The Company's federal and state income tax returns for the years ended December 31, 2022 to 2025 remain open for audit by the applicable regulatory authorities.

Leases

The Company determines if an arrangement is a lease, or contains a lease, at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Advertising

The Company expenses advertising costs as incurred. Advertising expense of $2,689 for the year ended December 31, 2025 is included in other expenses in the statement of operations.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $42,860,

which is in excess of its required net capital of $25,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2025 was .27 to 1.

3. Revenue from Contracts with Customers

Brokerage commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer).

Distribution fees
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside of the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known which are usually monthly or quarterly.

4. Concentration of Risk

Credit Risk
The Company's cash may be subject to credit risk. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 for substantially all depository accounts. Management believes it is not exposed to any significant credit risk on cash and cash equivalents.

During 2025, revenues from two mutual fund providers individually exceeded 10% of total revenue and comprised of 32% of total revenue in the aggregate.

5. Clearing Broker

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions and distribution fees as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions, are performed by its clearing broker pursuant to a clearing agreement. Due from clearing broker on the

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
NOTES TO FINANCIAL STATEMENTS
December 31, 2025

accompanying statement of financial condition is comprised of brokerage commissions and distribution fees receivable, net of clearing costs.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company is required to maintain $9,000 in a clearing account in which they currently have $12,282 of cash held on deposit for the satisfaction of any unsettled obligations. This amount is reflected as deposit with clearing broker on the accompanying statement of financial condition.

6. Lease Commitments

In December 2021, the Company entered into a lease for office space in Kingston, NY. The lease had an initial non-cancellable term of three years. The lease did not contain any renewal options, termination options for either party to the lease, or restrictive financial or other covenants. The Company classified this lease as an operating lease. The lease expired November 2024. Occupancy of the office space continued thereafter on a month to month basis until November 2025 when the Company entered into a new one-year lease. Lease expense for the year-ended December 31, 2025, was $12,980 and is included in occupancy expense on the accompanying statement of operations.

7. Subsequent Events

Management is not aware of any events that have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in the financial statements.

The Company has evaluated subsequent events through the date the financial statements were issued.

SUPPLEMENTAL INFORMATION

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES   Schedule I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMSSION
December 31, 2025

NET CAPITAL

Total stockholder's equity		$ 46,698
Prepaid expense		(1,938)
Security deposits		(1,900)
Net capital		$ 42,860

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 2,500	
Commissions payable, officer	9,000	
Total aggregate indebtedness		$ 11,500

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)		$ 25,000
Net capital in excess of minimum requirement		$ 17,860

RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL   .27 to 1

Net Capital, per unaudited December 31, 2025 FOCUS report		$ 42,860

Statement Pursuant to Paragraph (c)(2)(iii) of Rule 17a-5

No material differences exist between the net capital computation above and the computation
included in the FOCUS Form X-17-a-5 Part II, as amended. DATED 4/9/2026

RMN Securities, Inc. d/b/a Senate Securities   Schedule II

Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3
December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange
Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

In addition the Company does not claim an exemption from Rule 15c3-3 pertaining to certain other
business activities that the Company performs in reliance upon Footnote 74 of the SEC Release
No. 34-70073. The Company does not hold customer funds or securities.



JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
RMN Securities, Inc. d/b/a Senate Securities

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) RMN Securities, Inc. d/b/a Senate Securities (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

The Company also filed its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as well as in Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

[signature] CPA, P.C.

Marietta, Georgia
April 10, 2026

RMN SECURITIES, INC. d/b/a SENATE SECURITIES
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2025

RMN Securities, Inc. d/b/a Senate Securities (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).
2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.
3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

RMN Securities, Inc. d/b/a Senate Securitites

I, Richard Netter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

Date: 4/9/2026